Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amounts in thousands, except for ratios)

	For the Years Ended December 31,
	2006	2007	2008	2009	2010	2011
Earnings:
Income (loss) before income taxes	$159,192	$191,073	$243,334	$280,285	$150,370	$307,428
Add: fixed charges	14,233	16,267	14,285	19,430	43,578	36,153
Earnings	$173,425	$207,340	$257,619	$299,715	$193,948	$343,581
Fixed Charges:
Interest expense	$14,200	$16,200	$14,219	$19,357	$43,529	$36,102
Estimated interest portion of rent expense	33	67	66	73	49	51
Fixed charges	$14,233	$16,267	$14,285	$19,430	$43,578	$36,153
Ratio of earnings to fixed charges	12.18	12.75	18.03	15.43	4.45	9.50